Exhibit 99.1

3 E Network Technology Group Limited Announces Subsequent Closing of A US$2 Million Convertible Promissory Note Offering

Hong Kong, China, January 9, 2026 (GLOBE NEWSWIRE) — 3 E Network Technology Group Limited (Nasdaq: MASK) (the “Company” or “3e Network”), a business-to-business (“B2B”) information technology (“IT”) business solutions provider committed to becoming a next-generation artificial intelligence (“AI”) infrastructure solutions provider, today announced the subsequent closing of its previously announced convertible promissory note offering.

As previously disclosed on December 18, 2025, the Company entered into a series of agreements with an institutional investor (the “Investor”) (the “Securities Purchase Agreement”), pursuant to which the Company agreed to allot and issue up to $2 million in face value of original issue discount convertible advances. Pursuant to the Securities Purchase Agreement, the Company completed the initial closing of the offering, issuing a convertible promissory note in the principal amount of US$1,500,000 for aggregate gross proceeds of US$1,380,000 on December 18, 2025.

On January 9, 2025, the Company completed the subsequent closing of a convertible promissory note in the principal amount of US$500,000 (the “Note”), convertible into Class A ordinary shares of the Company, par value US$0.0001 per share, for aggregate gross proceeds of US$460,000 (the “Subsequent Closing”). The Subsequent Closing represents the second installment of the offering as contemplated under the Securities Purchase Agreement and was completed upon the effectiveness of a resale registration statement covering the Shares issuable upon conversion of the Note, subject to the satisfaction of applicable terms and conditions.

Boustead Securities, LLC acted as placement agent in connection with the offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About 3 E Network Technology Group Limited

3 E Network Technology Group Limited is a B2B IT business solutions provider, committed to becoming a next-generation AI infrastructure solutions provider. It upholds the industry consensus of “AI and energy symbiosis” and has a forward-looking strategic vision in the field of energy investment. The Company’s business comprises two main portfolios: the data center operation services portfolio and the software development portfolio. For more information, please visit the Company’s website at https://3emask.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “expects,” “anticipates,” “intends,” “plans,” “will,” “may,” “could,” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements, except as required by applicable law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

3 E Network Technology Group Limited
Investor Relations Department
Email: ird@3emask.com
Website: https://3emask.com/